Exhibit 4.6

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

General

This Management’s Discussion and Analysis (“MD&A”) supplements but does not form part of the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2008.  The following information should be read in conjunction with the September 30, 2008 unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2007.  The preparation of financial data is in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are reported in United States dollars except as otherwise stated.  The Company’s public filings are available on SEDAR at www.sedar.com.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements.  The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule,” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk and Uncertainties” section of this Management Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations.  Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Business of the Company

The Company has two business segments: i) exploration and development of gold mineral properties and ii) the extraction, processing and sale of gold ore.  The Company’s business operations are in Venezuela.

1055 Dunsmuir Street, Suite 2164, Four Bentall Centre, PO Box 49132

Vancouver, BC   V7X 1B1 - Tel:  604-632-4044 • Fax:  604-632-4045

www.rusoro.com

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Corporate Development Highlights during 2008

•      On June 10, 2008, the Company closed an $80 million syndicate financing led by Peter Hambro Mining Plc. (the “Hambro Financing”). The proceeds were raised for asset acquisitions and for corporate development projects.

•      On July 4, 2008 the Company entered into an agreement with the Venezuelan Ministry of Mines and Basic Industries (“MIBAM”) to establish a joint venture (the “Mixed Enterprise”) to carry on with gold exploration, development and mining of the Hecla-Venezuela assets.  The Mixed Enterprise will be owned 50% by the Company and 50% by Empresa Basica Minera Nacional (“EMN”), a company owned by MIBAM.  The Mixed Enterprise is expected to be created within 6 months of the date of the agreement with MIBAM.  None of the Company’s existing assets, such as the Choco 10 mine, are to be contributed to the Mixed Enterprise.

•      On July 8, 2008, the Company closed the acquisition of 100% of the outstanding shares of El Callao Gold Mining Ltd. and Drake-Bering Holdings B.V. including their wholly-owned subsidiaries Minera Hecla Venezolana, C.A. (“Minera Hecla”) and El Callao Gold Mining Company de Venezuela, SCS (“El Callao Gold Mining”) (the “Hecla-Venezuela Acquisition”).

•      On August 11, 2008 the Company re-initiated production from underground at Isidora mine, with a production of high-grade ore grading in excess of 30 g/t.

•      On September 5, 2008, the Company announced that it had formally completed agreements with MIBAM to custom mill ore from various CVG Minerven, C.A. (“CVG Minerven”) operations in Venezuela.

•      On November 3, 2008, the Company announced that it had received an updated resource estimate for the San Rafael/El Placer Project (SREP) and the Days Vein, located in the El Dorado District, Venezuela. The updated SREP indicated resource (639,000t @ 19.41g/t Au) contained ounces decreased by 21% while the updated inferred resource ounces (703,000t @ 23.16g/t Au) increased by 42% (+156,000 ounces (“oz”)). A significant increase in grade for both categories (17% for the Indicated and 47% for the Inferred) was also documented in the updated resource estimate. For the Days Vein the updated inferred ounces (209,000t @ 5.50g/t Au) increased by 2% with a 143% increase in grade.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Summary of Mining Operations

Choco 10 Mine

The Company purchased the operating Choco 10 gold mine in November 2007.  The mine is located in the El Callao district, which is within 10 km of the Company’s Increíble 6 project.  None of the Company’s gold production is hedged.  Key mine-operating statistics are as follows:

	Q3 2008 9 months	Q3 2007 9 months	Q3 2008 3 months	Q3 2007 3 months
Gold production (ounces)	72,184	—	22,082	—
Monthly average gold production (ounces)	8,020	—	7,361	—
Gold sold (ounces)	74,757	—	21,755	—
Total cash costs per ounce (1)	658	—	713	—
Total cash cost per ounce in Venezuelan Bolivars(2)	2,556	—	2,617	—
Avg. official foreign exchange rate (bolivars to U.S. dollars)	2.15	—	2.15	—
Avg. parallel foreign exchange rate (bolivars to U.S. dollars)	4.09	—	3.75	—
Avg. realized gold price (3)	663	—	676	—
Avg. spot gold price	897	—	825	—
Monthly avg. ore mined (tonnes)	184,015	—	189,824	—
Monthly avg. waste mined (tonnes)	539,506	—	504,356	—
Strip ratio (waste: ore)	2.93	—	2.65	—
Monthly avg. ore processed (tonnes)	201,332	—	189,028	—
Monthly avg. grade of ore processed (g/t)	1.56	—	1.92	—
Monthly avg. recovery rate (%)	87	—	87	—
Monthly avg. gold recovered (ounces)	8,785	—	10,152	—

(1)   Cash costs increased from $499/oz in Q1 2008 to $769/oz in Q2 2008 and decreased to $713/oz in Q3 2008. The main reason for the increase in the cash cost per ounce in Q2 and Q3 2008 as compared to Q1 2008 is due to the effect of the appreciation of the Venezuela Bolivar (“Bs”) against the U.S. dollar, from an average of 4.98 Bs to 1 U.S. dollar in Q1 2008 to an average of 3.51 Bs to 1 U.S. dollar in Q2 2008 and an average of 3.75 Bs to 1 U.S. dollar in Q3 2008. The parallel market exchange rate is used to convert the Bs cash cost per ounce to U.S. dollar instead of the official exchange rate.

(2)   Cash cost per ounce in Bs remained at similar level between Q3, Q2 and Q1 2008 at Bs 2,617, Bs 2,649 and Bs 2,461 per ounce respectively.  A reasonably steady Bs cash cost per ounce versus an increasing U.S. dollar cash cost per ounce during the 9 months period ended September 30 2008 is due to the effect of the appreciation of the Bs against the U.S. dollar.

(3)   Average realized gold price is impacted by the discount as indicated in “Venezuelan Exchange Controls and Revenue” and the timing of gold sales.

Hecla Venezuela Acquisition

On July 8, 2008, the Company closed the Hecla-Venezuela Acquisition for consideration of $20 million paid in cash and $5 million by the issuance of 4,273,504 common shares of the Company.  Acquisition costs amounted to $1.2 million. In addition the Company paid $0.9 million for the working capital of the Companies acquired in the Hecla-Venezuela Acquisition.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

On July 4, 2008, concurrently with the Hecla-Venezuela Acquisition, the Company entered into an agreement with MIBAM to create the Mixed Enterprise within six months of the date of this agreement, to carry on with gold exploration, development and mining of the main assets acquired in the Hecla-Venezuela Acquisition which are the Block B — Isidora mining leases, which includes the Isidora mine, and the La Camorra mill facility in Bolivar State, Venezuela. Once formed, the Mixed Enterprise will be 50% owned by the Company and 50% owned by Empresa Basica Minera Nacional (“EMN”), which is a company owned indirectly by MIBAM.  As part of the agreement with MIBAM, on August 6, 2008, the Company paid $5 million to CVG Minerven which owns 100% of EMN.

Additionally, the Company is to provide a pledge in favour of EMN on 50% of the Company’s interest in Minera Hecla and El Callao Gold Mining until the Mixed Enterprise is created.  For the period ended September 30, 2008, the Company has not consolidated the companies acquired in the Hecla-Venezuela Acquisition. For accounting purposes, the Company’s management has concluded that the Company does not currently have a continuing power to determine the strategic, operating, investing and financing polices of the companies acquired in the Hecla-Venezuela Acquisition until such time that the Mixed Enterprise is formed. Management has made this determination as the approval granted by CVG Minerven and MIBAM to transfer the mining leases, as a result of the change in control of the companies acquired in the Hecla-Venezuela Acquisition, together with ownership of the  mining rights, contracts and assets directly affected by the mining leases are both subject to the creation of the Mixed Enterprise in the period required in the agreement entered with MIBAM. Therefore until such time that the Mixed Enterprise has been established the Company has determined that it is not appropriate to consolidate the companies acquired in the Hecla-Venezuela Acquisition. The agreement to create the Mixed Enterprise is in the final stages of being completed and management expects this agreement will be completed in December of 2008.

Minera Hecla resumed its mining operations on August 11, 2008. Key operating statistics from that date until September 30, 2008 based on a 100% interest are as follows:

Gold production (ounces)	4,722
Gold sold (ounces)	2,602
Avg. realized gold price	666
Total cash costs per ounce	247
Total ore mined (tonnes)	13,948
Total waste mined (tonnes)	3,980
Monthly avg. grade of ore processed (g/t)	33.41
Total ore processed (tonnes)	4,396
Monthly avg. recovery rate (%)	90

For the period ended September 30, 2008 the Company has not consolidated the companies acquired in the Hecla-Venezuela Acquisition, including the operations of the Isidora mine. The combined cash cost per ounce of the Isidora and Choco 10 mines for the three months period ended September 30 2008 would have resulted in a weighted average cash cost per ounce of $631.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Exploration and Development Properties

El Callao District

Choco Project

Drilling completed on the Choco project included grade control, resource definition and oxide expansion drilling for a total of 68,311 metres in the nine months ended September 30, 2008 and 12,078 metres in the three months ended September 30, 2008.  The focus of drilling this period was on the existing mine concession area where resource-to-reserve conversion was required in saprolite ore.

A series of updated internal resource and reserve estimates continue to be completed during 2008 and are being included in technical/economic reports ranging from scoping to feasibility studies designed to determine the preferred path for expanding and/or extending the existing production and/or developing additional stand-alone mining operations.

In May 2008, the Company started a scoping study for the Choco 10 mine and surrounding deposits in the El Callao district.  Information derived from this study will be used to establish various working parameters and assumptions to be used in a definitive feasibility study.  The scoping study advanced during Q3 2008 and is now expected to be completed during Q4 2008.  The data and conclusions of the scoping study will form the basis for a feasibility study, which is expected to be completed during 2009.  The studies will focus on establishing the viability of a planned significant gold production expansion at the Choco 10 mill and mine, including the adjacent Increible 6 property.

The current 43-101 compliant gold ounces at the Choco project are 1.66 Moz Au proven and probable reserves (15.4 Mt grading 3.4 g/t), 4.45 Moz Au measured and indicated (56.1 Mt @ 2.46 g/t)) and 2.87 Moz Au (40.8 Mt @ 2.20 g/t) inferred.

Two main goals exist for this resource and reserve process:  a) resource and reserve conversion at Choco project to support the oxide strategy (mining and processing of oxide ore) for 2-3 years, b) resource and reserve conversion to support expanded production capacity (3-4 years out) and a Bankable Feasibility Study.

Increible 6 Project

The Increible 6 project is located in the El Callao district, 10 km northeast of the Choco mill.  Previous work at Increible 6, including geochemistry, geophysics trenching, and drilling has outlined a series of gold targets.  The main gold zones (Culebra, Cristina, Elisa, and Olga) are contained within a 4.5 km long and 1.0 km wide east-west trending shear zone, which crosses the central portion of the project and contains 1.59 Moz Au indicated (23.45 Mt grading 2.11 g/t) and 1.1 Moz Au inferred (17.5 Mt grading 1.95 g/t).

Exploration drilling during the nine months ended September 30, 2008 totalled 27,881 metres and for the three months ended September 30, 2008 totalled zero metres.  Drilling during the nine months ending September 30, 2008 included 15,600 metres of RC drilling (102 holes) and 12,281 metres of diamond drilling (73 holes).  The drop in drilling metres during Q3 2008 reflects a pause in drilling as the updated resource estimate is completed.

The 2008 drilling targeted four main objectives:

1)     detailed drilling of saprolite portions of main zones for final resource estimations
(Elisa and Ingrid zones);

2)     follow-up drilling on positive results (Olga/Cristina/El Buzo);

3)     first pass drilling on new areas (Payara);

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

4)     condemnation drilling of proposed waste dump.

Exploration and Development Properties

The infill program on the near surface material for the main Elisa and Ingrid structures was designed to provide additional information for the detailed geological model for the development and production scheduled for Q1 2009.  All zones remain open.  The oxide portion of Increible 6 is included into the Choco 10 mine oxide strategy for near term exploitation.

El Dorado District

The Company’s mineral titles in the El Dorado district are comprised of Emilia, Emilia II, El Placer, San Rafael, Ceiba, and others.  This block of claims has a history of past gold production and contains the company’s Emilia mill, which has been in the process of being upgraded since September 2006.

Updated 43-101 compliant resource estimates for the SREP project consists of an indicated resource of 399,000 oz Au (0.64 Mt grading 19.4 g/t) and an additional 523,000 oz Au in inferred resources (0.7 Mt grading 23.1 g/t).  Updated 43-101 compliant resource estimates for Days Vein on the Emilia concession consist of 37,000 oz of inferred resources (209,000 t at 5.5 g/t Au). The total Emilia project, which includes Days, contains in total 83,000 oz Au in inferred resources (0.37 Mt grading 7 g/t).

During Q1 2008, a total of 7,574 metres in 24 drill holes was completed on the main trend of SREP project and 4,533 metres in 39 drill holes at the Days Zone on the Emilia concession.  Drilling on the SREP and Days Zone during Q2 2008 totalled 2,598 metres.  No drilling was completed during Q3 2008 as all previous exploration and drilling data was compiled and an updated resource estimate initiated.

Development activities continue at Emilia related to the expansion and upgrading of the Emilia mill and completion of the Alvarez ramp at SREP in order to start the exploitation of the mine in 2009.  The overall objective continues to be the expansion and upgrading the El Dorado resource in order to complete the studies required to evaluate the various development possibilities in the district.

Cuyuni District

Valle Hondo

The 13,000 ha Valle Hondo project is located 40 km east of the Company’s Emilia mill.  Drilling on the Valle Hondo project in the nine months ending September 30, 2008, totalled 16,316 metres all completed on the Arenales anomaly.  The drilling was highly successful in intersecting numerous high grade gold mineralized structures.  Drilling during the three months ended September 30, 2008, consisted of 3,229 metres (1,822 metres of RC drilling on the Arenales Anomaly and 1,407 metres of diamond drilling on the Apanao Zone).

Previous drilling (13,000 metres in 114 diamond drill holes) dated from 1996 and 1997 was completed on the Apanao deposit, located 8 km east of Arenales.  Work during the period at Apanao also included further road access and camp upgrades.

The current 43-101 resource estimation for the Apanao deposit currently stands at 103,000 oz Au (3.5 Mt @ 0.92 g/t) indicated and 1.34 Moz Au (47 Mt @ 0.89 g/t) inferred.

The overall objective continues to be the expansion and upgrading the Apanao gold resource and the definition of additional resources (primary target at Arenales) from within the project.  A scoping study designed to model the development alternatives at the Valle Hondo project is scheduled to commence in Q1 2009.  The goal is to outline sufficient resources to allow the modelling of potential gold production at Valle Hondo for a range of operations of differing sizes.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Km88 District

Yuruan

The Yuruan Concession is contiguous with several other mineral titles, all 100% controlled by the Company, which total more than 11,000 ha.  Drilling during the nine months ended September 30, 2008, the metres totalled 15,711 and for the three months ended September 30, 2008, 1,035 metres.

Drilling to date has outlined a series of gold mineralized zones contained within a large regional-scale structural trend, which cross the Yuruan concession and extend on the adjacent mineral titles controlled by the Company.  The drilling in Q3 2008 was primarily follow up drilling on previously defined high-grade intercepts.  No additional drilling is planned for Q4 2008.  Once all results are received, an updated interpretation of the mineralized structures outlined to date will be completed.  The objective of the drilling program in the area is to evaluate the possibility of outlining additional gold resources for the Emilia mill and/or the possibility of a “stand alone” project.

Other Bolivar State Projects

The Increible 14 project is located 15 km northwest of the Company’s Choco 10 mine.  A total of 8,072 meters of diamond drilling was completed during the nine months ended September 30, 2008 and zero metres of drilling was completed during the three months ended September 30, 2008. This work tested all of the principal targets within the project.  Some results are pending and once received a detailed interpretation of the mineralized structure intersected to date will be completed. No drilling is planned for Q4 2008.  Future drilling will be evaluated in conjunction with a series of regional exploration targets within the El Callao district.

Minoro

In Honduras, the Company holds the mineral rights to the 10,000 ha Minoro project.  No fieldwork was completed in Q3 2008.

Selected Quarterly Information

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Revenue	14,717	23,152	11,688	3,495	—	—	—	—
Net Loss	(12,490)	(36,818)	(17,263)	(12,980)	(11,187)	(4,167)	(3,910)	(25,362)
Loss per Share	(0.03)	(0.10)	(0.04)	(0.06)	(0.08)	(0.03)	(0.03)	(0.85)

Note:  in thousands of $ except per share data

The following discussion highlights some of the significant factors that had impact on the results in the eight most recently completed quarters ended September 30, 2008.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

During the third quarter of 2008, revenue decreased by $8.4 million. This is due to an increase in gold inventories between quarters, the fact that Q2 revenue was impacted positively by a reduction in gold inventories from the end of Q1 to the end of Q2, and a Q3 production shortfall of 2,980 ounces versus Q2, from 25,062 ounces produced in Q2 to 22,082 in Q3 2008. Net loss decreased by approximately $24.3 million over the previous quarter. This was partially due to a decrease in stock-based compensation expense of $16.7 million versus the previous quarter, as Q2 was impacted by the issuance of fully vested stock options and re-pricing of certain stock options.  In addition, the Company had a foreign exchange gain of $6.8 million in Q3 compare to a foreign exchange loss of $3.5 million in Q2, which was mainly due to the impact of the depreciation of the Bolivar in Q3 2008 on the future income tax liability of the Company’s integrated foreign operations in Venezuela. Interest expense on long-term debt increased $2.5 million as the debt was outstanding for the entire Q3 as it was issued in June 2008.  Other reason for the decrease in net loss during Q3 was a decrease in amortization expense of $3.3 million and a decrease of $5.3 million in cost of sales.

During the second quarter of 2008, revenue increased by $11.5 million over the previous quarter due to a reduction of gold inventories between quarters.  Net loss increased by $19.6 million from the previous quarter principally due to an increase of stock-based compensation expense of $16.5 million for the issuance and re-pricing of stock options during the second quarter of 2008, and due to a lower foreign exchange loss recorded during the second quarter versus previous quarter.  The foreign exchange loss arose on the appreciation of the future income tax liability of the Company’s integrated foreign operation in Venezuela as a result of the appreciation of the Bolivar versus the U.S. dollar.  During the second quarter the appreciation of the Bolivar was not as strong as in the first quarter of 2008.

During the first quarter of 2008, revenue increased by $8.2 million over the previous quarter as in the fourth quarter of 2007 only one month of revenue was recorded as Choco 10 mine had been recently acquired.  Net loss increased by $4.3 million from the prior quarter due principally to foreign exchange losses from the Company’s integrated foreign operations as a result of the appreciation of the Venezuela Bolivar against the U.S. dollar during the quarter.

During the fourth quarter of 2007, revenue increased by $3.5 million over the previous quarter due to the acquisition of Choco 10 mine on December 3, 2007.  Before this time, the Company had no revenue as it did not have a gold producing mine.  Net loss increased $1.8 million over the previous quarter.

During the third quarter of 2007, net loss increased by $7 million from the prior quarter as a result of $4 million increase in foreign exchange loss and the remaining $3 million mainly due to stock based compensation expense from the issuance of 6.8 million stock options in September 2007.

There are no major variances between the results of the second and first quarter of 2007.  Net loss increased by $0.3 million in the second quarter of 2007 when compared to its previous quarter.

During the first quarter of 2007, net loss decreased by $21.5 million when compared to the fourth quarter of 2006, as in the latter the Company recorded stock-based compensation expense for the amount of $7.8 million and a loss for impairment of mineral properties of $13.9 million recorded in the fourth quarter of 2006.

During the fourth quarter of 2006, the Company completed a reverse take-over transaction with Grupo Agapov Corp. and net loss increased by $22.4 million from the previous quarter mainly as a result of recorded stock based compensation expense of $7.8 million and impairment of mineral properties of $13.9 million.  The loss per share figures reflect the share recapitalization upon the reverse take-over with Grupo Agapov Corp.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Results of Operations for the Three and Nine Months Ended September 30, 2008 Compared to the Three and Nine Months Ended September 30, 2007

Revenue

Revenue from gold sales during Q3 2008 totalled $14.7 million (2007 - $Nil) or 21,755 oz Au (2007 – Nil) at an average gold price of $676/oz. Revenue for the nine months ending September 30, 2008 was $49.6 million (2007 – $Nil) or 74,757 oz Au (2007 – Nil) at an average gold price of $663/oz.

All of the Company’s gold sales are recorded in Venezuela in Bs and translated to U.S. dollars for financial reporting purposes using the average parallel exchange rate for the reporting period.  In order to maximize the bolivars received from gold sales, the Company is selling its gold production to registered local purchasers in Venezuela at prices based on the U.S. dollar spot price of gold, minus an average 19% discount, with settlement in bolivars pegged to the parallel rate (as defined in Venezuelan Exchange Controls and Revenue).  This is more beneficial than exporting the gold at the spot price of gold and collecting through the Central Bank of Venezuela (“CBV”) in bolivars at the official rate of exchange.  As a result, the Company’s reportable revenue and realized prices per ounce are below the average U.S. dollar spot price of gold.

Cost of sales during the nine months ended September 30, 2008, totalled $48.3 million (2007 – $Nil).  The cost of sales in the period reflects all components capitalized to inventory except for the component of inventory cost relating to the amortization of property, plant and equipment (“PP&E”), which is classified in the statement of operations under “amortization”.  The amount presented during the nine months ended September 30, 2008 in amortization includes cost of inventory sold of $25.0 million (2007 – $Nil) related to the amortization of PP&E used in the production process.

Cost of sales includes an inventory impairment of $3.6 million during the nine months ended September 30, 2008 (2007 – $Nil) to adjust the carrying value of gold and gold in process inventory to its net realizable value.  The carrying value of gold and gold in process inventory includes the amortization of PP&E. PP&E acquired with the Choco 10 mine on Q4 2007, was measured and incorporated into the Company’s books at fair value.  Since then, the balance of PP&E has increased significantly over the nine months ending September 30, 2008, as a result of the appreciation of the Bolivar against the U.S. dollar with a resulting significant impact on amortization and inventories.  During Q3 2008, cost of sales was $18.4 million (2007 – $Nil) and amortization included $7.5 million (2007 – $Nil) related to the amortization of PP&E related to production of inventory.

Administration expense for Q3 2008 was $4.1 million (2007 – $3.2 million). Stock-based compensation expense decreased by $2.5 million which was offset by $1.3 million of administrative expenses at the Choco 10 mine operation (which is not included in the same period of the previous year as the Company did not receive ownership of the Choco 10 mine until Q4 2007) and due to increased other administrative costs as the Company transitioned from an exploration company to an operating company. Administration expense for the nine months ended September 30, 2008 was $26.7 million (2007 - $8.4 million). Stock-based compensation expense increased by $9.5 million, administrative expenses at the Choco 10 mine operation were $4.0 million (which is not included in the same period of the previous year as the Company did not receive ownership of the Choco 10 mine until Q4 2007) and due to increased other administrative costs as the Company transitioned from an exploration company to an operating company.

Consulting expense for Q3 2008 was $1.6 million (2007 - $3.0 million). Stock-based compensation expense decreased by $1.1 million which was the significant factor in the decrease. Consulting expense for the nine months ended September 30, 2008 was $8.4 million (2007 - $5.1 million). Stock-based compensation increased by $2.5 million which was the significant factor in the increase.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Foreign exchange gain (loss) for Q3 2008 was $6.8 million (2007 – ($4.1 million)) The gain in Q3 2008 is mainly due to the depreciation of the Bolivar in the quarter which decreased the Bolivar-denominated future income tax liability of the Company’s integrated foreign operations in Venezuela.  The foreign exchange loss for the nine months ended September 30, 2008 of $4.1 million (2007 – $4.4 million) is mainly due to the appreciation of the Bolivar in the nine months ended September 30, 2008 which increased the Bolivar-denominated future income tax liability of the Company’s integrated foreign operations in Venezuela.

Interest income during the periods reflects the interest earned on cash balances held during the period.

Interest on long-term debt for Q3 2008 was $3.2 million (2007 - $Nil) and for the nine months ended September 30, 2008 was $3.9 million (2007 – $Nil). This is the interest accrued on the Hambro Financing, which has a coupon of 10% per annum and an effective annual interest rate of 18.5%.

Professional fees during Q3 2008 was $0.3 million (2007 - $0.2 million) and for the nine months ended September 30, 2008 was $1.3 million (2007 - $0.8 million) and are mainly related to legal, tax, audit and accounting services provided in relation to the Company being publicly traded and the Choco 10 and Isidora  mines.

Salaries during Q3 2008 was $0.8 million (2007 – $0.6 million). Stock-based compensation expense decreased by $0.1 million however this was offset by an increase in the number of staff in the corporate office as a result of the growth of operations. Salaries for the nine months ended September 30, 2008 was $3.3 million (2007 - $1.2 million). Stock-based compensation expense increased by $0.9 million and the remaining increase is due to an increase in the number of staff in the corporate head office as a result of the growth of operations.

Travel and entertainment during Q3 2008 was $0.6 million (2007 – $0.6 million) and for the nine months ended September 30, 2008 was $2.6 million (2007 – $0.9 million) due to the increase in travel between offices in Canada, Venezuela and Russia as a result of the Company’s growth of operations in Venezuela.

Financial Position

Total assets totalled $1.28 billion as at September 30, 2008 (December 31, 2007 – $1.00 billion). Total assets primarily consisted of $956 million in PP&E (December 31, 2007 – $759 million), $230 million in mineral properties (December 31, 2007 – $190 million) and $20 million in cash (2007 – $31 million).   Most of the cash balance as at September 30, 2008, is held in U.S. dollars.  The increase in total assets, PP&E and mineral properties is primarily the result of the appreciation of the Venezuela Bolivar versus the U.S. dollar from 5.70 Bs to 1 U.S. dollar at December 31, 2007 to 4.50 Bs to 1 U.S. dollar at September 30, 2008.  A large majority of the assets are denominated in bolivars from the Company’s self-sustaining foreign operations, Choco 10 mine, which according to the Company’s accounting policy are translated from bolivars to U.S. dollars at the prevailing market exchange rate at the balance sheet date.  The same applied to liabilities, such as accounts payable and accrued liabilities of $39 million as at September 30, 2008 (December 31, 2007 – $21 million) and future income tax liability of $337 million as at September 30, 2008 (December 31, 2007 – $277 million), as a majority of their increase is due to the appreciation of the Bolivar versus the U.S. dollar.

Long-term debt of $70.5 million (December 31, 2007 – $Nil) represents the balance of the Hambro Financing reduced by financing costs and after segregating its equity component attributable to the convertible option of the loan.  The debt is held in U.S. dollars and repayable as indicated under the “Liquidity and Capital Resources” section of this MD&A.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Liquidity and Capital Resources

The Company’s cash position decreased from $31 million at December 31, 2007 to $20 million at September 30, 2008. This was due to a cash outflow from operating activities of $14 million, a cash inflow from financing activities of $74 million and a cash outflow from investing activities of $71 million.   The Company’s current assets excluding cash less current liabilities decreased by $15.0 million, from $0.6 million as at December 31, 2007 to negative $14.4 million as at September 30, 2008, due to increases in accounts payable and accrued liabilities and income tax payable more than offsetting the increase in cash held as collateral, receivables and inventories – materials.  Financing activities included $75.3 million received from the Hambro Financing. The Hambro financing principal of $80 million is repayable in full in June 2010 and bears interest at 10% per annum with semi-annual payments. Investing activities included $28 million related to the Hecla-Venezuela Acquisition and payment under the commitment agreement to create the Mixed Enterprise, $16.5 million of exploration expenditures and $21.7 million of PP&E expenditures.

Venezuelan Exchange Controls and Revenue

In accordance with the exchange control regulations in Venezuela, the CBV centralizes the purchase and sale of foreign currency in the Country.  The current rate of exchange is currently fixed at 2.15 per U.S. dollar.  The Venezuelan government enacted the Criminal Exchange law that imposes strict sanctions for the exchange of Venezuelan currency with other foreign currencies through other than designated methods.

The exchange regulations do not apply to certain securities, which are traded within Venezuela and on recognized exchanges outside Venezuela.  Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency.  The Venezuelan government issues the majority of the securities that are so traded. The parallel or market rate is volatile and the trend has been consistently higher than the official rate.

Exports of gold are subject to the exchange control regulations and although sales are based on the U.S. dollar spot gold price at the time of delivery, payment is received in Bs, with the U.S. dollar revenues converted to Bs by the CBV at the official rate of 2.15 Bs to 1 U.S. dollar.  With the parallel rate materially above the official rate, the Company decided not to export its gold but rather to sell it domestically in Bs based on the USD spot gold price minus an average 19% discount at the time of delivery and payment is received in Bs at the parallel rate.  For financial reporting purposes, revenue for the quarter is translated from Bs to U.S. dollars at the average parallel exchange rate for the period.  The Company does not convert the Bs revenue to U.S. dollars, rather the Bs are used to fund ongoing operations and exploration in Venezuela.

Commitments and Contingencies

As part of the Company’s normal course of business, the Company entered into arrangements that will influence the Company’s future operations and liquidity, some of which are already reflected as liabilities in the interim consolidated financial statements at September 30, 2008.  The principal commitments of the Company are debt repayments, asset retirement obligations, service contracts with suppliers in relation to the exploration and operation of its mineral properties and construction contracts, among others.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Operating Commitments are as follows:

At September 30, 2008, the Company is committed to payments under operating leases for premises, vehicles and machinery and to payments under contracts for community relations, security, computer maintenance, consulting and other services as follows:

	Related Party	Non-Related Party	Total
	$	$	$
2008	38,878	296,313	335,191
2009	155,511	103,704	259,215
2010	155,511	73,655	229,166
2011	155,511	73,655	229,166
2012	77,756	73,655	151,411
2013 and thereafter	—	153,449	153,449
	583,167	774,431	1,357,598

The Company had the following commitments related to the creation of the Mixed Enterprise:

1.               To transfer to EMN certain mining rights owned by the Company, located in El Dorado District, named: Belkis 1, Urupagua, Virginia 1, Virginia 2 and Guaicamacuare.  These mining rights have not been transferred as of September 30, 2008.

2.               To transfer to a governmental entity to be determined by MIBAM a plant for the treatment of diamonds which is currently owned by an officer, director and major shareholder of the Company. The plant will need to be purchased by the Company prior to the transfer. An independent valuation of the plant is underway.

3.               During a period of 18 months from entering the agreement, the Company has committed to incur various social costs in the benefit of the communities around the Hecla-Venezuela assets.  The total cost to be incurred has not yet been determined by the Company.

Legal Contingencies

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material impact on its financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially influence the Company’s results.  Specific areas requiring the use of estimates include the determination of depletion of reserves, amortization provisions for plant and equipment, the estimated asset retirement obligations and the input variables used to calculate stock-based compensation, future tax asset valuation allowance, termination benefits, the estimation of the fair value of liability and equity components of the Hambro Financing.  Actual results could differ from these estimates.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Related Party Transactions

In addition to related party transactions and balances disclosed elsewhere are the following related party transactions and balances:

•                  Included in prepaid expenses and deposits is $41,373 (December 31, 2007: $41,373) related to a security deposit for a lease entered into with a company controlled by certain directors.

•                  Included in amounts capitalized as mineral properties is $2,188,312 (December 31, 2007: $1,227,967) related to the provision of technical services and personnel from companies which are controlled by certain directors and/or senior management of the Company.

•                  Included in long-term debt is financing costs of $96,570 (December 31, 2007: $Nil) and included in other assets is acquisition costs of $115,263 (December 31, 2007: $Nil) related to the provision of legal services which were paid to a company controlled by certain directors.

•                  Included in administrative expenses is $441,461 (2007: $184,588) for the three-month period and $857,551 (2007: $184,588) for the nine-month period ended September 30, 2008 related to the cost of running the Company’s Moscow office, these expenses were paid to a company controlled by certain directors.

•                  Included in consulting expenses is $448,013 (2007: $125,510) for the three-month period and $1,062,057 (2007: $265,093) for the nine-month period ended September 30, 2008 related to consulting fees charged by certain directors and/or a company controlled by certain directors in accordance with the terms of  consulting contracts that they have with the Company.

•                  Included in professional fees is $42,726 (2007: $26,501) for the three-month period and $266,765 (2007: $41,878) for the nine-month period ended September 30, 2008 related to the provision of legal services which were paid to a company controlled by certain directors.

•                  Included in travel and entertainment expenses is $Nil (2007: $134,743) for the three-month period and $364,781 (2007: $134,743) for the nine-month period ended September 30, 2008 related to the provision of travel services which have been supplied by a company which is owned by a director.

Related party transactions are recorded at the exchange amount which is the consideration agreed to between the related parties.

Disclosure of Outstanding Share Data

Authorized

•                  As at December 1, 2008, September 30, 2008 and December 31, 2007, there was an unlimited number of common shares outstanding without par value.

Issued and Fully Paid Common Shares

•                  As at December 1, 2008, 390,777,946 common shares were issued and outstanding, (391,455,669 – September 30, 2008 and 386,835,106 – December 31, 2007).  The Company does not have shares subject to escrow restrictions or pooling agreements.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Stock Options and Warrants

•                  As at December 1, 2008, 108,800,129 warrants to acquire an equal number of common shares were outstanding and exercisable (108,800,129 – September 30, 2008 and 109,147,188 – December 31, 2007) and 35,376,178 stock options were outstanding (35,376,178 – September 30, 2008 and 18,541,178 – December 31, 2007) of which 31,951,178 were exercisable (29,787,011 – September 30, 2008 and 11,314,511 – December 31, 2007).

Change in Accounting Policies

Capital Disclosures and Financial Instruments – Disclosures and Presentation

At January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

Section 3031, Inventories (“Section 3031”), which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations. The disclosure requirements in Section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period, which is included in the “cost of sales” and “amortization” lines on the Consolidated Statement of Operations and Deficit.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. Section 1000 – Financial Statement Concepts was also amended to provide consistency with this new standard.  This standard will apply to the Company’s interim and annual financial statements beginning on January 1, 2009. The Company has not yet determined what the impact of adopting this standard will have on the financial statements.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

Risk and Uncertainties

Country Risk

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations.  The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other nongovernmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs.  These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.  The Company’s mineral properties and mining rights are located in Venezuela and as such, the Company may be affected by political or economic instabilities.

Title to Mineral Properties

Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the Mining Operation Contract does not transfer any property ownership rights to the Company.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.  In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental legislation is evolving, with stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations, which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities.  However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances.  While the Company established a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards.  The Corporation does not maintain environmental liability insurance.  The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position.  There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities.  The Company’s revenues, cash flow, profitability and the market price of the common shares of the Company are significantly affected by changes in the gold price.  If the realized gold price is below the cost of production at the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation.  In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Company’s profitability, cash flows and financial position.  Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, interest rate risk, liquidity risk, currency risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Financial Instrument Classification and Measurement

The Company classifies its cash and cash held as collateral as held-for-trading. Receivable are classified as loans and receivables. Accounts payable and accrued liabilities,  short-term debt, long-term debt and loan payable on acquisition are classified as other liabilities, all of which are measured at amortized costs. Management reviewed all significant financial instruments held by the Company and determined that no material differences between fair value and carrying value existed as at the reporting date.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Credit Risk

The Company’s credit risks are limited to trade receivables in the ordinary course of business.  The Company sells to a small number of customers with exemplary credit histories and the balance of other receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk. The Company’s credit risk has increased since last year as it is now a producer and seller of gold.

Pursuant to their respective terms, trade receivables are aged as follows at September 30, 2008:

0-30 days	$735,904
31-60 days	343,207
61-90 days	667,564
Over 90 days due	566,581
$2,313,256

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, disposition of assets, and accessing capital markets.

	2008	2009-2010	Total
	$	$	$
Accounts payable and accrued liabilities	8,107,772	28,050,458	36,158,230
Income taxes payable	—	6,219,306	6,219,306
Loan payable on acquisition	1,500,000	—	1,500,000
Interest on long-term debt	4,000,000	12,000,000	16,000,000
Long-term debt	—	80,000,000	80,000,000
	13,607,772	126,269,764	139,877,536

Currency Risk

The Company is exposed to currency risk as a majority of its assets and liabilities are denominated in foreign currencies.  Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company has adopted the “Current Rate” methodology for accounting for its self-sustaining operations. Under this approach the assets and liabilities acquired are restated according to the prevailing market exchange rate at the balance sheet date with all foreign exchange gains (and losses, when applicable) being recorded as Other Comprehensive Income in the consolidated balance sheets.

The Company’s Venezuelan operations and cash holdings are currently subject to currency and exchange controls.  These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars out of the country.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

As at September 30, 2008, the Company holds cash of $604,632 (December 31, 2007:  $516,268) in Venezuelan Bolivars.

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Venezuelan Bolivar and Canadian dollar denominated cash, short term investment, receivables, accounts payable and accrued liabilities and income tax payable. The sensitivity of the Company’s net earnings and other comprehensive income from these financial instruments due to changes in the exchange rate between the Venezuelan Bolivar, Canadian dollar and the United States dollar are summarized in the below:

	As at September 30, 2008
	10% Increase in the Venezuelan Bolivar	10% Decrease in the Venezuelan Bolivar
	$	$
Net earnings	(13,977)	12,706
Other comprehensive income	72,384,413	(65,804,011)
Comprehensive income	72,370,436	(65,791,305)

	As at September 30, 2008
	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
	$	$
Net earnings	(130,990)	119,081
Other comprehensive income	—	—
Comprehensive income	(130,990)	119,081

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  The loss of one or more key employees could have a materially adverse effect on the Company.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including the Company’s operating performance and the performance of competitors and other similar companies; the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector; changes in general economic conditions; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control.

Non-GAAP Measures

Total cash cost per ounce is calculated in accordance with the Gold Institute Production Cost Standard. The total cash cost per ounce data, are presented to provide additional information and are not prepared in accordance with GAAP.  The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RUSORO MINING LTD. Management’s Discussion and Analysis For the Three and Nine Months Period ended September 30, 2008 December 1, 2008

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from the Company’s operations and to compare it with other precious metals producers.  Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Outlook

At the time the Mixed Enterprise is created and the Company begins to consolidate its 50% share of the Isidora Mine the cash cost per ounce of the Company’s operations is expected to decrease signficantly. Also, the Venezuela Bolivar has continued to depreciate subsequent to September 30, 2008 which is expected to have a positive impact on cash cost per ounce of the Company in U.S. dollars.

During August the Company signed a contract to outsource haulage, loading and dumping activities at the Choco 10 mine. During September the Choco 10 mine showed a reduction in mining costs per tonne moved due to the effect of this contract, and the Company expects these positive benefits to continue in the future.

In light of the recent down-turn in the financial markets and related budgetary constraints encountered, the Company has initiated a number of measures to cut operating costs, expenses and overheads where applicable. As a starting measure, senior executive fees, in-country senior management fees and board fees have been reduced, in some cases by up to 50%. Employee rationalization and expatriate work-force reduction initiatives have also commenced at all operating and administrative sites. Active exploration, including drilling activities, has also been significantly reduced. These measures should serve to have a positive impact on the Company’s future financial performance.